HIGHLANDER CAPITAL GROUP, INC.
Statement of Financial Condition
For the Year Ended December 31, 2015

ASSETS

Cash	$ 30,047
Receivable From Clearing Broker	24,491
Deposits with Clearing Broker	101,000
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $ 278,938	52,273
Total Assets	$ 207,811

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$ 33,642	
Total Liabilities		$ 33,642
Stockholders' Equity:		
Common stock, Class A voting, no par value, 1,000 shares authorized, 160 shares issued, 158 share outstanding	1,600	
Common Stock, Class B nonvoting, no par value, 900 shares authorized, none issued or outstanding	-	
Additional Paid-in Capital	1,174,399	
Accumulated Deficit	(996,830)	
Less Treasury Stock, 2 shares at cost	(5,000)	
Total Stockholders' Equity		174,169
Total Liabilities and Stockholders' Equity		$ 207,811

The accompanying notes are an integral part of these financial statements.